

Mail Stop 3010

January 20, 2010

Mr. Gary B. Sabin
Chairman and Chief Executive Officer
Excel Trust, Inc.
17140 Bernardo Center Drive, Suite 300
San Diego, CA 92128

> **Re: Excel Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 24, 2009**
> **File No. 333-164031**

Dear Mr. Sabin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to fill in all blanks in your next amendment except for pricing information. Also file your remaining exhibits in order to allow the staff sufficient time to review those documents. In this regard, please understand that failure to fill in these terms of the offering or file these exhibits may delay clearance to the extent that we have comments on your revisions.

2.   We note that you intend to elect to be taxed as a REIT and that you have only identified assets to acquire with a limited amount of the net proceeds of this offering. Since you have yet to identify a significant amount of the properties you intend to acquire, your offering appears to constitute a "blind-pool" offering.

Mr. Gary B. Sabin
Chairman and Chief Executive Officer
Excel Trust, Inc.
January 20, 2010
Page 2

Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide us with an analysis regarding why prior performance information is not applicable to you.

3.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4.   Please provide us with marked copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

5.   We note your use of factual assertions throughout the prospectus. The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:

- "our target property types, which are anchored by necessity and value oriented retailers, have fared better than other retail property types in terms of operating fundamentals", page 2;

- "the Northeast, Northwest and Sunbelt regions, which are characterized by attractive demographic and property fundamental trends", page 4

- "Consumer spending on goods offered by such retailers does not experience significant fluctuations", page 69; and

- "We believe that retail sales growth typically precedes job growth by approximately six months and a turn in property fundamentals by approximately twelve months", page 71.

6.   We refer to your use of certain industry terms throughout the prospectus, including on the prospectus cover page and in the prospectus summary. You do not, however, provide a definition of such terms until much later in the prospectus. If you must use some industry terms, please attempt to define the terms in plain English where first used. By way of example only, we refer to:

- "community" and "power" centers on page 1,

- "key retail corridors" on page 1,

- "Class A" and "Class B" properties on pages 2 and 87,

- "necessity" and "value oriented" retailers on page 2,

- "triple net-leases" and "in-line tenants" on page 4,

- "outparcels" on page 5, and

- "category killers" on page 91.

7.   Please tell us where you have provided the information required by Item 25 of Form S-11.

8.   We note your reference throughout the prospectus that upon completion of this offering you "will" own nine properties. Your disclosure on page 19, however, explains that the completion of these properties acquisitions is subject to various conditions. Please revise your disclosure throughout the prospectus to clarify that you "expect" or "may" purchase these properties.

Prospectus Cover Page

9.   Please remove your reference to "joint book running managers." You may describe the relationship between the underwriters in the "Underwriting" section of the prospectus.

10.   Please clarify on the cover page and on page 5 that the contribution agreements are with your officers and directors.

Prospectus Summary, page 1

11.   Please clearly identify your promoters in this section. Please refer to Item 11(d) of Form S-11.

12.   We note that you are negotiating potential property acquisitions. Please update the disclosure to discuss the status of these negotiations.

13.   We refer to your disclosure that your senior managers have worked with Mr. Sabin for an average of 17 years. Please do not average the experience of your

executive officers. Please revise your disclosure here and elsewhere throughout the prospectus.

14.   We note your disclosure here and elsewhere in the prospectus regarding the lengthy retail real estate experience of your executive officers and demonstrated track record and your reputation as a preferred counterparty. Please balance this disclosure, as appropriate, with a discussion of any major adverse business developments with respect to prior real estate companies with which your executive officers have been involved.

15.   We refer to your statement on page 2, and repeated on pages 86 and 89, that "retail sales recorded average year-over-year growth rates of 6.4%, 6.4% and 5.1% during the three years following the recessions of 1982, 1990 and 2001, respectively." Please include a statement that there is no guarantee that comparable growth rates will materialize in the coming years.

16.   We note your statement that your "vertically integrated real estate platform includes in-house capabilities in the areas of asset underwriting, leasing, property management, legal and construction management." We also note your disclosure that you currently have only 20 employees. Please explain how your have developed this platform with your limited number of employees.

17.   We refer to your statement on page 4 and elsewhere in the prospectus that you have no "legacy issues." Please define what you mean by "legacy issues" and clarify, if true, that you intend to leverage your investments.

18.   We note that you intend to acquire properties with "triple-net leases." Please balance your discussion with the disadvantages associated with these types of leases, such as lower rent and greater likelihood of property damage if tenant cannot maintain the property. Consider expanding your risk factor disclosure as well.

19.   Where you first refer to the "contributors" in the prospectus, please clarify that the contributors are your officers and directors.

20.   Please disclose the amount of time your management team will be expected to devote to their "outside business interests." Please also disclose if any of such "outside business interests" will compete for your target property types.

21.   Please confirm to us that the shares of your common stock and operating partnership units offered and to be sold to the contributors are pursuant to valid private placements. Please also provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current

public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Risk Factors, page 19

22.   We refer to the risk factors discussed under the following two subheadings: "*We may be unable to acquire, develop or operate new properties successfully...,*" on page 21, and "*Our performance and the value of our shares of common stock...,*" on page 26. Many of the bulleted items appear to present separate risks. To the extent that any of the risks disclosed in the bulleted lists are significant enough to warrant separate risk factors, please revise accordingly.

Current challenging conditions in the United States and global economy…, page 20

23.   This risk factor appears to discuss two separate risks. Please revise.

Future acts of terrorism or war or the risk of war may have a negative impact…, page 25

24.   This risk factor is generic as it could apply to any company. Please revise to discuss the risk as it specifically applies to you.

Forward-Looking Statements, page 44

25.   Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering. Alternatively, please delete these references.

Use of Proceeds, page 45

26.   If it is your intent to use offering proceeds to pay distributions, please state so here and elsewhere in the prospectus, as appropriate, including the cover page of the prospectus and the distribution section. In addition, please discuss the effect this would have on your funds available for investment and investors' return.

Management's Discussion and Analysis, page 54

Liquidity and Capital Resources, page 64

27.   Please clarify whether or not you are in compliance with the debt-to-value ratios, which the loan extensions are subject to. Additionally, please quantify the amount of the cash requirements to exercise the options.

Commitments and Contingencies, page 65

28.   Please include a footnote to the table on page 66 that it is your intent to take on debt and leverage your properties, if indeed this is the case. Include similar disclosure throughout the prospectus, where appropriate.

Quantitative and Qualitative Disclosure About Market Risk, page 68

29.   Recognizing that you have not yet entered into the credit facility, to the extent you are able at this time, please include a discussion about the market risks associated with your entry into the credit facility.

Retail Industry Overview, page 69

30.   We refer to the Characteristics of Target Shopping Centers chart and the "Examples" column and your disclosure on page 73 discussing prospective tenants. Please confirm for us that only existing tenants have been used as examples. It is inappropriate to include non-tenant examples as it suggests that such companies will become your tenants.

31.   We note recent reports that indicate retail sales dropped significantly in 2009. Please balance your disclosure by including a discussion of recent retail sales data.

32.   Please define "Present Situation Index" and "Expectations Index," as discussed on page 82.

33.   Please define "effective rent", as used on page 85 and elsewhere in the prospectus.

Business and Properties, page 88

34.   We note that you are actively negotiating to acquire additional properties and that you are currently in negotiations with potential tenants to develop Red Rock Commons. Please revise your disclosure here and elsewhere, as appropriate, to discuss the status of these negotiations. Please also disclose how you have calculated the "aggregate value in excess of $400 million."

35.   Please also provide more information about the potential property acquisitions being negotiated as of December 15, 2009. Additional information should include, but not be limited to, the number of properties, the types of properties, and the location of the properties.

36.   We note that you anticipate using a revolving credit facility to finance future acquisitions. To the extent that the relevant terms of such facility is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

37.   We note that Excel Trust will represent your senior management's fifth U.S. publicly listed company focused on retail real estate. Please name all five companies. We note the disclosure on page 94 of Management History and Experience, but it is unclear to us from the disclosure to which companies you are referring.

Management History and Experience, page 94

38.   We refer to your disclosure that investors who purchased shares in Excel Realty Trust's concurrent offering realized a total return of 119.8% from the time of their investment in 1993 through the merger with New Plan Realty Trust. Please tell us why you used the concurrent offering rather than the initial public offering, and the discount to the public offering price, if any, offered investors in the concurrent private offering.

39.   We note disclosure in this section and throughout the prospectus regarding management's prior experience. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of these entities. Explain the basis for any return and valuation discussions and calculations. In addition, please balance this disclosure with a discussion of any major adverse business developments.

Shareholder Total Return, page 95

40.   We refer to the chart included on page 95 and note that it appears to only include two public programs. Please provide comparable data on shareholder total returns for all five public companies with which Mr. Sabin has been affiliated.

Investment Process, page 96

41.   We refer to your discussion of certain key positions within your investment team. Please identify the individuals who hold these positions as they appear to be significant employees and provide the disclosure required by Item 401(c) of Regulation S-K.

Operating Properties, page 98

42.   If true, please clarify that Publix is the anchor tenant at Five Forks Place. Please
        also revise footnote 5 to clarify that the Dollar Tree Stores is not the anchor tenant
        at Newport Towne Center.

Compensation Discussion and Analysis, page 114

Summary Compensation Table, page 115

43.   We refer to your disclosure on page 116 and note that it appears certain of your
        executive officers will receive compensation in the form of payment of medical,
        long-term disability, and life insurance premiums. Please tell us why you have not
        included these payments in the "All Other Compensation" column of the
        Summary Compensation Table. Refer to Item 402(c)(ix) of Regulation S-K.

2010 Equity Incentive Award Plan, page 117

44.   Please clarify if awards under the plan will be subject to one standard vesting
        schedule or if vesting schedules will be determined on an award-by-award basis.

Performance Criteria, page 119

45.   We note your disclosure that the compensation committee may determine awards
        based on comparisons to results of a peer group. Please tell us if you have
        identified a peer group at this time. If so, please disclose the companies that
        comprise this peer group.

46.   We refer to your disclosure that executive officers will receive long-term
        incentive compensation based on certain performance measurements. Please
        disclose any targets that you may have established at this time.

Material United States Federal Income Tax Considerations, page 151

Federal Income Tax Considerations for Holders of Our Common Stock, page 162

47.   We reference the introductory sentence stating that the summary contains
        "certain" federal income tax consequences to your investors. Please delete the
        word "certain" as the summary should be of all material federal income tax
        consequences.

Signatures, page II-7

48.   Please confirm for us that Mr. Sabin is currently the only member of your board
        of directors.

Exhibit Index

49.   Please be advised that we must review all remaining exhibits that you have
        indicated will be filed by amendment before the registration statement is declared
        effective, and we may have additional comments.

50.   We note from your disclosure on page 115 that you intend to enter into
        employment agreements with individuals in addition to Mr. Sabin. Please file any
        additional employment agreements that you enter into.

Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-3

51.   Please clarify how the issuance of OP units and common stock to non-controlling
        interest principals in exchange for their ownership interests in the predecessor
        entities results in an adjustment to other liabilities.

52.   We note that you have accounted for the properties acquired in the formation
        transactions at their historical cost balance in the predecessor's financial
        statements. Please tell us why you have not accounted for these acquisitions at
        fair value. Refer to ASC 805-10.

Unaudited Pro Forma Condensed Combined Statement of Operations, page F-4

53.   Please explain to us why you have not included per-share data on this statement or
        the statement on page F-5.

Summary of Significant Accounting Policies, page F-15

54.   Please tell us whether or not the Newport Towne Center was tested for
        impairment during the nine months ended September 30, 2009. If not, please tell
        us how you determined the significant drop in occupancy at the property was not
        a triggering event?

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Craig M. Garner, Esq.
        Robert Steenblik, Esq.
        Latham & Watkins LLP
        Via facsimile (858) 523-5450